UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2013

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	October 10, 2013	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code 股份代號：00670)

NOTIFICATION LETTER 通知信函

Dear H shares shareholder,	11 October 2013

China Eastern Airlines Corporation Limited (the “Company” )

Notice of publication of the Supplemental and Further Notice of Extraordinary General Meeting

and the New Proxy Form for the Extraordinary General Meeting of the Company (the “Current Corporate Communication” )

The English and Chinese versions of the Current Corporate Communication are available on our website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those websites. On our said website, the Current Corporate Communication can be found under the “Investor Relations” section by clicking “About us” on the home page.

Shareholders may at any time choose to receive free of charge the Corporate Communications(Note) either in printed form, or read the website version, notwithstanding any wish to the contrary they have previously conveyed to us. Even if you have chosen (or are deemed to have consented) to receive the Corporate Communication via website version but for any reason you have difficulty in receiving or gaining access to any Corporate Communications, the Company will promptly upon your request send those Corporate Communications to you in printed form free of charge.

If you want to receive a printed version of the Current Corporate Communication, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

If you would like to change your choice of means of receipt of the Corporate Communications in future, please write to the Company c/o the Hong Kong Share Registrar at the above address or send an email to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays ).

Yours faithfully,
for and on behalf of

China Eastern Airlines Corporation Limited
Wang Jian       Ngai Wai Fung
Joint Company Secretaries

Note:	Corporate Communications refer to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

各位 H 股股東：

中國 東方航空股份有限公司（「本公司 」）

本公 司股東特別大會補充及進一步通告 及股東特別大會新代表委任表格 之發佈通知 ( 「本次公司通訊文件 」 )

本 次公司通訊文件的中、英文版本 已上載於本公司網站 (www . ceair. com) 及 香港聯合交易所有限公司網站

(www .. hkexnews . hk) 。 請在該等網站 瀏覽本次公司通訊文件。本次公 司通訊文件可在本公司主頁按「 關於東航」，再在「投資者關係」 一項下選取。

儘 管 閣下早前曾向本公司作出公司 通訊文件 ( 附註 ) 收取方式的選擇， 但仍可以隨時更改有關選擇，轉 為以印刷本或網上方式收取，費 用全免。如 閣下已選擇（或被視 為同意）以網上方式收取公司通 訊文件但因任何理由未能閱覽載 於網站的任何公司通訊文件， 閣 下只要提出要求，我們將盡快向 閣 下寄上所要求的公司通訊文件之 印刷本，費用全免。

如 閣 下欲收取本次公司通訊文件之印 刷本，請 閣下填妥在本函背面的 申請表格（「申請表格」），並使 用隨附之郵寄標籤寄回，如在香 港投寄則毋須貼上郵票。申請表 格請經香港證券登記有限公司（「 香港證券登記處」）寄回本公司， 地址為香港灣仔皇后大道東 183 號合 和中心 1 7M 樓。申請表格亦可於上述 網站內下載。此外， 閣下亦可以 電郵方式發送申請表格掃描本到 cea.ecom@computershare.com.hk。

如 閣 下欲更改日後收取公司通訊文件 之收取途徑之選擇， 請 以書面要求經香港證券登記處送 交到本公司或以電郵方式 cea.ecom@computershare.com.hk 送 交。

如 對本函內容有任何疑問，請致電 香港證券登記處電話熱線 ( 8 5 2 ) 2 8 6 2 8 6 8 8 ， 辦公時間為星期一至五（公眾假 期除外）上午 9 時正至下午 6 時正。

代表

中國 東方航空股份有限公司

汪健 魏偉峰

聯席 公司秘書

謹啟

二零一 三年十月十一日

附註：公司通訊文件指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報告(如

適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格; 及(g)回條。

------------------------------------------------------------------------------------------------------------------ CEAH-11102013-1(0)

Request Form 申請表格

To:

China Eastern Airlines Corporation Limited (the “Company”)

(Stock code: 00670)

c/o Hong Kong Registrars Limited

(the “Hong Kong Share Registrar”)

17M Floor,

Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

	致：	中國東方航空股份有限公司（「本公司」） （股份代號：00670） 經香港證券登記有限公司 (「香港證券登記處」) 香港灣仔皇后大道東 183 號合和中心 17M 樓

I/We have already chosen (or are deemed to have consented) to read the Current Corporate Communication (as defined in this letter on the reverse side) posted on the Company’s website (www.ceair.com) and the website of The Hong Kong Stock Exchange Limited (www.hkexnews.hk) and I/we would like to receive a printed version of the Current Corporate Communication now. Please send the same to the address provided as follows:

本人／我們已選擇（或被視為已同意）瀏覽本公司網站 (www.ceair.com) 及香港聯合交易所有限公司網站 (www.hkexnews.hk)  所登載之本次公司通訊文件(定義見背面之信函)，但現在希望收取本次公司通訊文件之印刷本。請郵寄至以下地址：

Name(s) of Shareholder(s)#	Signature
股東姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用
Contact telephone number	Date
聯絡電話號碼	日期

#	You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

假如閣下從本公司網站或香港聯合交易所有限公司網站下載本申請表格，請必須填上有關資料。

Notes 附註：

1.	Please complete all your details clearly.
請閣下清楚填妥所有資料。

2.	If your shares are held in joint names, the shareholder whose name stands first on the H shares share register of the members of the Company in respect of the joint holding should sign on this Request Form in order for this Request Form to be valid.

如屬聯名股東，則本申請表格須由該名於本公司 H 股股東名冊上就聯名持有股份其姓名位列首位的股東簽署，本申請表格方為有效。

3.	We do not accept any special or other instructions writ ten on this Request For m. 任何在本申請表格上手寫 的額外或其它 指示，本公司將不予處理。

4.	Please note that both printed English and Chinese versions of all Corporate Communications (as defined in this letter on the reverse side) which we have sent to our H shares shareholders in the past 12 months are available on request. They are also available on the Company’s website for five years from the date of first publication.

公司備 有於過去 12個月曾寄發予 H股股東的 公司通訊文件 ( 定義見背面之信函 )的中、英文版印刷本。該等公司 通訊文件亦由首次登載日期起計 ，持續 5年載於公

司網站上。

*	The Current Corporate Communication of the Company refers to the Supplemental and Further Notice of Extraordinary General Meeting dated 11 October 2013 and the New Proxy Form for the Extraordinary General Meeting .
本申請表格所提及之本公司本次公司通訊文件指 日期為 2013年 10月 11日的 股東特別大會補充及進一步 通告及股東特別大會新代表委任表格。 。

CEAH-11102013-1(0)